Exhibit 17.1

                                             3627 NW 44th Street
                                             Oklahoma City, OK 73112

September 18, 2000



RE:     My directorship of WasteMasters, Inc.

Mr. A. Leon Blaser
WasteMasters, Inc.
3350 Americana Terrace
Suite 200
Boise, ID 83706-2506

Dear Mr. Blaser:

Please accept this letter as my resignation from the Board of Directors of WasteMasters, Inc. This in combination with my previous resignation as an officer of the corporation ends my relationship with the Company in any officer or director capacity.

Thanks you for your attention to this matter.

Sincerely,

/s/ Douglas Holsted

Douglas Holsted